SOL V. SLOTNIK, P.C.

11 East 44th Street-19th Floor

New York, New York 10019

Tel. (212) 687-1222

Fax (212) 986-2399

September 14, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attn: Barbara C. Jacobs, Assistant Director

Attn: Jan Woo, Staff Attorney

Attn: Patrick Gilmore, Accounting Branch Chief

Attn: David Edgar, Staff Accountant

RE:	Skkynet Cloud Systems, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 30, 2012
File No. 333-180951

Ladies and Gentlemen:

This letter is a point by point response to your letter of comments dated September 10, 2012 to Amendment No. 3 to the registration statement on Form S-1 (“registration statement”) of Skkynet Cloud Systems, Inc. (“Skkynet” or the “Company”) filed with the Securities and Exchange Commission on August 30, 2012. The item numbers below correspond to the item numbers in your comment letter. For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text. We are simultaneously filing Amendment No. 4 (the “Amendment”) to the registration statement, and where relevant we have referred to changed pages in the registration statement including the preliminary prospectus.

General

1.	Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Reply: The Company has updated its financial statements and related financial information to comply with Rule 8-08 of Regulation S-K. The unaudited financial statements and the related MD&A discussion cover the nine month periods ended July 31, 2012 and July 31, 2011. See the Amendment – pages 1, 3, 35-37, and 45-46 and pages F-3 through and including F-7 of the Financial Statements.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 14, 2012

Risk Factors, page 4

2.	We note that your revised disclosure in response to prior comment 2 does not include a risk factor regarding your reliance on a small number of customers. In this respect, we note your disclosure that in the last three years twenty customers accounted for approximately 50% of your gross revenues, and that one customer accounted for 19% and 13% of gross revenues in FY 2010 and FY 2011, respectively. Please include a risk factor that alerts investors regarding the uncertainties of relying on a small number of significant customers.

Reply: The Company has added a risk factor to address the comment. See the Amendment – page 6.

Certain Relationships and Related Transactions, page 42

3.	We note your response to prior comment 6 that the company does not have any arrangements with its executive officers to pay the accrued salaries except for the portion of the accrued salaries converted to promissory notes the company issued to Messrs.Thomas and Benford on April 30, 2012. Your disclosure indicates that as of July 31, 2012, Andrew Thomas, Paul Benford, Lowell Holden and Paul Thomas each had accrued salaries. Please clarify whether there is any legal obligation to pay the accrued salaries of each of these officers and whether the company views these salaries as obligations that will be paid in some form in the future.

Reply: The Company has added a statement to the effect that the accrued salaries of each of its officers remains an obligation of the Company and will be paid as and when funds are available for payment. See the Amendment – pages 35, 36 and 43.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 14, 2012

Please address all questions regarding the Company’s enclosures to the undersigned at (212) 687-1222 or by e-mail to slotnik@mindspring.com Thank you.

Sincerely,

/s/ Sol V. Slotnik
Sol V. Slotnik

cc:	Via e-mail
Richard C. Fox, P.A.
Andrew S. Thomas
Paul E. Thomas
Lowell Holden